Exhibit 15.1

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

June 23, 2011

Keegan Resources, Inc.
600-1199 West Hastings Street
Vancouver, B.C.
V6E 3T5

Attention: Mr. Peter Rees

Dear Peter:

As stated in Note 2 (k) to the consolidated financial statements of Keegan Resources, Inc. for the year ended March 31, 2011, the Company changed its method of accounting for short-term investments by considering all such instruments as cash equivalents and states that the newly adopted accounting principle is preferable in the circumstances because the new policy provides reliable and more relevant information because it better presents the nature of these investments in the fact that they may be liquidated before maturity. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 2(k) is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

(signed) “BDO CANADA LLP”

Chartered Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.